SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

GSV Growth Credit Fund Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

Todd E. Molz General Counsel, Chief Administrative Officer & Managing Director Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 19 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Growth Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
752,780

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
752,780

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.388%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
752,780*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
752,780*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.388%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the manager of OCM Growth Holdings, LLC.

SCHEDULE 13D

CUSIP No.	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
752,780*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
752,780*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.388%

14	TYPE OF REPORTING PERSON*
PN

*Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

SCHEDULE 13D

CUSIP No.	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
752,780*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
752,780*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.388%

14	TYPE OF REPORTING PERSON*
PN

*Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No.	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
752,780*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
752,780*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.388%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No.	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
752,780*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
752,780*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.388%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the managing member of OCM Holdings I, LLC.

SCHEDULE 13D

CUSIP No.	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
752,780*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
752,780*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.388%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the managing member of Oaktree Holdings, LLC.

SCHEDULE 13D

CUSIP No.	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
752,780*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
752,780*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
752,780

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.388%

14	TYPE OF REPORTING PERSON*
OO

*Solely in its capacity as the managing member of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No.	Page 10 of 19 Pages

This Amendment No. 1 to Schedule 13D (this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2016 (the "Schedule 13D"), with respect to shares of the common stock, par value $0.01 per share ("Common Stock"), of GSV Growth Credit Fund Inc., a Maryland corporation (the "Issuer"). The address of the principal executive office of the Issuer is GSV Growth Credit Fund Inc., the Pioneer Building 2925 Woodside Road, Woodside, CA 94062. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13D/A.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:
(a)-(c) & (f)
This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:
(1) OCM Growth Holdings, LLC, a Delaware limited liability company (the "OCM Growth"), whose principal business is to invest in securities;
(2) Oaktree Fund GP, LLC, a Delaware limited company ("GP"), whose principal business is to serve as, and perform the functions of, the manager, managing member or general partner of certain special purpose investment entities;
(3) Oaktree Fund GP I, L.P., a Delaware limited partnership ("GP I"), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds or (ii) to act as the sole shareholder of certain controlling entities of certain investment funds;
(4) Oaktree Capital I, L.P., a Delaware limited partnership ("Capital I"), whose principal business is to serve as, and perform the functions of, the general partner of GP I;
(5) OCM Holdings I, LLC, a Delaware limited liability company ("Holdings I"), whose principal business is to serve as, and perform the functions of, the general partner of Capital I and to hold limited partnership interests in Capital I;
(6) Oaktree Holdings, LLC, a Delaware limited liability company ("Holdings LLC"), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

SCHEDULE 13D

CUSIP No.	Page 11 of 19 Pages

(7) Oaktree Capital Group, LLC, a Delaware limited liability company ("OCG"), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and
(8) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company ("OCGH GP" and together with OCM Growth, GP, GP I, Capital I, Holdings I, Holdings and OCG, collectively, the "Reporting Persons", and each individually, a "Reporting Person"), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital Group Holdings, L.P. and as manager of OCG.
Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the "Covered Persons"), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.
The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.
(d)-(e)
During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:
On April 19, 2017, OCM Growth subscribed for 554,273.53 shares of common stock of the Issuer for total consideration of $8,314,102.95 pursuant to the Subscription Agreement. The source of funds is capital commitments from limited partners of certain private investment funds that indirectly hold equity in OCM Growth.

SCHEDULE 13D

CUSIP No.	Page 12 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of April 21, 2017.

OCM GROWTH HOLDINGS, LLC

By: Oaktree Fund GP, LLC
Its: Manager

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

SCHEDULE 13D

CUSIP No.	Page 13 of 19 Pages

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP, LLC

By: Oaktree Capital Group Holdings GP, LLC
Its: Manager

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

SCHEDULE 13D

CUSIP No.	Page 14 of 19 Pages

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No.	Page 15 of 19 Pages

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Larry W. Keele	Retired

SCHEDULE 13D

CUSIP No.	Page 16 of 19 Pages

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No.	Page 17 of 19 Pages

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

OCM Growth Holdings, LLC.

The managing member of OCM Growth Holdings, LLC is Oaktree Fund GP, LLC.

SCHEDULE 13D

CUSIP No.	Page 18 of 19 Pages

EXHIBIT 1
JOINT FILING AGREEMENT
Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each  of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated as of April 21, 2017.

OCM GROWTH HOLDINGS, LLC

By: Oaktree Fund GP, LLC
Its: Manager

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

SCHEDULE 13D

CUSIP No.	Page 19 of 19 Pages

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP, LLC

By: Oaktree Capital Group Holdings GP, LLC
Its: Manager

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory